1847 Holdings LLC
590 Madison Avenue, 18th Floor
New York, NY 10022

May 1, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Mr. Coy Garrison

Re:	1847 Holdings LLC
Amendment No. 3 to Registration Statement on Form S-1 Filed April 18, 2014 File No. 333-193821

Dear Mr. Garrison:

We hereby submit the responses of 1847 Holdings LLC (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 28, 2014, providing the Staff’s comments with respect to Amendment No. 3 to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.
We note your response to comment 6 of our letter dated April 15, 2014. With respect to your disclosure on page 6, and elsewhere, that Mr. Roberts has developed and grown businesses through the consummation of 29 acquisitions, please revise your disclosure to discuss the number of these businesses that Mr. Roberts sold. In addition, please discuss the average length of time that Mr. Roberts spent growing these businesses before selling them, or advise.

Response: We have removed the statements regarding these transactions based on our determination that they are not material to an investment decision. Accordingly, we do not believe it is necessary to include the additional disclosure requested by the Staff’s comment.

In addition, based on our telephone communications with the Staff, we have added disclosure to the Summary section of the prospectus that states that none of our shareholders have any present plans to sell their equity interests in our company and neither our company nor our shareholders have any present plans to sell our company or cause our company to enter into a change of control or similar transaction.

May 1, 2014

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 521-4052 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.

Sincerely,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc:  Louis A. Bevilacqua, Esq.